UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 18, 2025

Sonnet BioTherapeutics Holdings, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-35570	20-2932652
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

100 Overlook Center, Suite 102 Princeton, NJ	08540
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (609) 375-2227

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	SONN	The Nasdaq Capital Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01 Regulation FD Disclosure.

On November 18, 2025, Sonnet BioTherapeutics Holdings, Inc. (the “Company”) issued a press release announcing the adjournment of its special meeting of stockholders (the “Special Meeting”) to 9:00 a.m. Eastern Time on December 2, 2025, to allow additional time for stockholders to vote on its proposed business combination with Hyperliquid Strategies Inc and Rorschach I LLC, and the other proposals to be considered at the Special Meeting. The Company’s stockholders of record as of October 20, 2025, the record date for the Special Meeting, will continue to be entitled to vote at the reconvened Special Meeting. Stockholders may attend the Special Meeting at the website address https://web.viewproxy.com/sonn/2025SM.

A copy of the press release is attached hereto as Exhibit 99.1. The press release and the information set forth therein shall not be deemed to be filed for purposes of Section 18 of the Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor shall it be deemed to be incorporated by reference in any filing under the Securities Act, or the Exchange Act.

Additional Information about the Proposed Business Combination Transaction and Where to Find It

This Current Report on Form 8-K does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This Current Report on Form 8-K relates to a proposed business combination transaction. In connection with the proposed business combination transaction, HSI has filed a registration statement on Form S-4, containing a preliminary proxy statement for the Company’s stockholders that will also constitute a preliminary prospectus of HSI, the securities of which are expected to be listed on Nasdaq upon consummation of the proposed business combination transaction. The Company mailed a definitive proxy statement/prospectus to the Company’s stockholders on October 27, 2025. The Company and Rorschach urge investors, stockholders and other interested persons to read the proxy statement/prospectus, as well as other documents filed with the SEC, because these documents will contain important information about the proposed business combination transaction. The Company’s stockholders are able to obtain a free copy of the proxy statement/prospectus and other documents filed with the SEC by the Company or HSI, without charge, by directing a request to: dongriffith@sonnetbio.com. These documents can also be obtained, without charge, at the SEC’s web site (http://www.sec.gov).

Participants in the Solicitation

The Company, Rorschach, HSI and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of the Company stockholders in connection with the proposed business combination transaction. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of the Company’s directors in its Annual Report on Form 10-K for the fiscal year ended September 30, 2024, which was filed with the SEC on December 17, 2024. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to the Company’s stockholders in connection with the proposed business combination is set forth in the proxy statement/prospectus for the proposed business combination transaction, filed by the Company on October 27, 2025. Information concerning the interests of the Company’s and Rorschach’s participants in the solicitation, which may, in some cases, be different than those of the Company’s and Rorschach’s equity holders generally, is set forth in the proxy statement/prospectus and other relevant materials to be filed with the SEC relating to the proposed business combination transaction when they become available. These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This Current Report on Form 8-K is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits:

Exhibit No.	Description
99.1	Press Release, dated November 18, 2025.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Sonnet BioTherapeutics Holdings, Inc.

November 18, 2025	By:	/s/ Raghu Rao
	Name:	Raghu Rao
	Title:	Interim Chief Executive Officer